

S 16021531

Amend JG

SEC Mail Processing Section JUL 01 2016 Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 66720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 04/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMPBELL LUTYENS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 FIFTH AVENUE, 25TH FLOOR

(No. and Street)

NEW YORK	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. CHRISTOFFER DAVIDSSON 212-223-1798

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK & ANCHIN LLP

(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOFFER DAVIDSSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMPBELL LUTYENS & CO., INC., as of APRIL 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

FARZANA A. SIDDIQI
Notary Public, State of New York
Qualified in Queens County
No. 01SI6285283
My Commission Expires 07/01/2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Campbell Lutyens & Co. Inc.:

We have audited the accompanying statement of financial condition of Campbell Lutyens & Co. Inc. as of April 30, 2016. This financial statement is the responsibility of Campbell Lutyens & Co. Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Campbell Lutyens & Co. Inc. as of April 30, 2016 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, the Company's sole source of revenue is from a revenue sharing agreement with affiliate companies. Consequently, the accompanying financial statement may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

As discussed in Note 1, the Company has elected to change its method of accounting for contractual remuneration payments to certain employees in April 30, 2016.

Anchin, Block & Anchin LLP

New York, N.Y.
June 29, 2016

CAMPBELL LUTYENS & CO. INC.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2016

ASSETS	
Cash	$ 3,804,675
Restricted cash	228,898
Deferred income taxes	1,367,051
Prepaid income taxes	151,670
Other assets	608,983
Property and equipment, net	273,260
Total Assets	$ 6,434,537
LIABILITIES, SUBORDINATED LOAN AND STOCKHOLDER'S EQUITY	
Liabilities	
Affiliate fees payable	$ 161,273
Deferred compensation	1,686,092
Accrued expenses and other	465,071
Total Liabilities	2,312,436
Subordinated loan	1,000,000
Commitments and contingencies	
Stockholder's Equity	
Common stock, par value $0.01 per share; 2,000,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	1,615,516
Retained earnings	1,486,585
Total Stockholder's Equity	3,122,101
Total Liabilities, Subordinated Loan and Stockholder's Equity	$ 6,434,537

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Campbell Lutyens & Co. Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated in the State of Delaware and is a wholly-owned subsidiary of Campbell Lutyens Holdings Limited (the "Parent"). The Company assists the Parent in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. An affiliated company pays the Company fees which reflect value the Company provides to the affiliated company in the normal course of business. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The financial statements are presented in U.S. Dollars.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company earns revenue through a management service agreement with an affiliate which provides for payment at a specified percentage of all costs incurred by the Company excluding income taxes for its assistance in providing the above mentioned services.

Property and Equipment - Comprises furniture and computer equipment which are reported at cost, net of accumulated depreciation. Depreciation is provided for furniture and computer equipment on a straight-line basis over the estimated useful life of the assets. In addition, property and equipment comprises improvements to leasehold office space rented under an operating lease which are reported at cost, net of accumulated depreciation. Depreciation is provided for leasehold improvements on a straight-line basis over the lease period.

Income Taxes - The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Change in Accounting Policy – During the year, the Company changed its accounting policy with respect to accounting for contractual remuneration payments to certain employees. Due to the structure and payment terms, the Company now treats such remuneration payments as deferred compensation arrangements rather than as accrued bonuses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Change in Accounting Policy - continued

The Company believes the new policy is preferable as it more closely aligns the accounting policy for the payments with the economic benefits derived from the continuing service provided by the employees.

In addition, the Company's income is derived from a management service agreement with the affiliate which provides for payment at a specified percentage of all the costs incurred by the Company. As the change in the accounting policy for contractual remuneration has an impact upon the calculation of the level of the company's income, the recognition of income is also affected by the change in accounting policy.

As a result of these arrangements, the impact of the voluntary change in accounting policy on these financial statements is primarily to defer the recognition of payments to employees and to defer the recognition of income under the management services agreement with the affiliate.

Adjustments resulting from the change in accounting policy are summarized in Note 11 to the financial statements.

2. RELATED PARTY TRANSACTIONS

The Company enters into related party transactions with an affiliate. The Company owed $161,273 to an affiliate at April 30, 2016.

The Company has provided loans to certain staff with interest chargeable at above market loan rates. At April 30, 2016 loans with a value of $396,493 and accrued interest of $182 were owed to the Company. These have been included within other assets in the Statement of Financial Condition. Staff loans are repayable on agreed dates up to three years after the date the loan was given.

3. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Leasehold improvements	$	50,399
Furniture		172,868
Computer equipment		80,736
		304,003
Less - accumulated depreciation		(30,743)
	$	273,260

4. COMMITMENTS AND CONTINGENCIES

Operating Lease- In April 2013, the Company entered into an agreement to rent office space under a lease expiring on June 30, 2018 (the "Original Lease"). In April 2016, the Company negotiated a variation to the Original Lease such that the rented office space was substituted for alternative office accommodation and the length of the lease was extended to expire on June 30, 2021. The lease provides for minimum rental and escalations based on increases in real estate taxes and operating expenses.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight line method of accounting has been recorded and is included in the Statement of Financial Condition as a component of Accrued expenses and other.

The future minimum base payments under the non-cancellable operating lease are as follows:

Years Ending April 30	
2017	$ 503,575
2018	549,355
2019	549,355
2020	549,355
2021	549,355
Thereafter	91,559
Total	$ 2,792,554

Letter of Credit— In March 2016, the company obtained a letter of credit in support of a deposit amounting to $228,898 for the Company's leased office space. The letter of credit replaces an earlier letter of credit from the same bank for $114,192. The letter of credit can be drawn by the lessor in the event that the Company defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as restricted cash on the Company's statement of financial condition.

Credit Card Facility – The Company operates credit card facilities with a maximum line of credit of $320,000. At April 30, 2016 the outstanding balance on these credit cards of $75,808 was included in accrued expenses and other.

Cash Credit Risk Concentration—The Company maintains bank accounts in the New York City metropolitan area. The excess of deposit balances over amounts covered by federal insurance was approximately $3,547,652 at April 30, 2016.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30 2016, the Company had net capital of $1,492,239 which was $1,338,077 above its required net capital of $154,162. The Company's ratio of aggregate indebtedness to net capital was 1.55 to 1.

6. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)i of the Rule.

7. INCOME TAXES

Deferred tax assets of approximately $1,370,000 at April 30, 2016, are primarily attributable to net operating loss carry forwards, and temporary differences relating to bonus accruals, deferred rent and accelerated depreciation.

The components of the net deferred tax asset are as follows:

Total deferred tax assets	$ 1,463,157
Total deferred tax liabilities	(96,106)
	$ 1,367,051

The Company has recorded a tax benefit of $15,800 to additional paid-in capital as a result of the exercise of stock options by an employee.

The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

8. DEFERRED COMPENSATION

Payments under deferred compensation fall due to be paid as follows:

Years Ending April 30	
2017	$ 1,110,946
2018	284,635
2019	295,302
2020	2,414
Total	1,693,297
Less: Fair value adjustment	(7,205)
	$ 1,686,092

9. SUBORDINATED LOAN

On August 20, 2015, the Company entered into a Subordinated Loan Agreement for $1 million with its parent company. The subordinated loan has a maturity date of September 30, 2018 and interest is payable thereon annually on April 30th at a rate of 1.70% per annum. The subordinated loan shall be extended for an additional year with a written notice.

Obligations under the loan agreement with respect to the payment of principal and interest are fully subordinated to and subject to the full payment of all claims of all creditors of the Company whose claims are not similarly subordinated.

The Company may at its option, with the prior written approval of FINRA and subject to certain conditions being met, make a payment of some or the entire principal amount prior to the loan maturity date.

10. STOCK OPTIONS

Employees of the Company are entitled to participate in the Parent company's stock option plan. Options are granted to employees at the discretion of the Board of Directors of the Parent. Options, which are denominated in Great Britain Pounds, are exercisable at a price equal to the fair market value of the parent company's share on the date of grant. The options can be exercised immediately and are valid for a period of 3 or 10 years. If the options remain unexercised at the end of that period they expire. Options are forfeited if the employee leaves the employment of the Parent and its affiliated companies.

10. STOCK OPTIONS - CONTINUED

Details of the stock options outstanding for employees of the Company are as follows:

	Number of stock options	Weighted average exercise price $
Outstanding, beginning of year	91,735	3.05
Adjustment for reconstruction of share capital (5 for 1) (91,735 x 4)	366,940	(2.44)
Outstanding after reconstruction	458,675	0.61
Issued during the year ended April 30, 2016	730,250	1.69
Exercised during the year	(366,065)	(1.60)
Outstanding and exercisable end of year	822,860	1.07

In January 2016, the parent company completed a reconstruction of its share capital in order to simplify the share structure. As a result stock option holders received an additional four stock options for each stock option held. The value of the stock did not change as a result of the reconstruction.

The fair value of these share options has been calculated using the Black-Scholes option pricing model. The cost of these share options is has been charged to the Statement of Income during the year. The weighted average fair value of these share options calculated by the Black-Scholes option pricing model was $0.11.

The inputs into the Black-Scholes Option Pricing Model were as follows:

Weighted average share price at the date of exercise ($)	1.56
Average expected volatility (%)	12.7
Expected life (years)	up to 3 ½ years
Average risk-free rate (%)	0.5

The expected life of the option is based upon the best estimate of the directors following a review of the profile of the option holders and the circumstances giving rise to the share based payment.

10. STOCK OPTIONS - CONTINUED

Expected volatility was determined using an average of the implied volatility on grant and historic share price volatility over the past five years.

The stock options outstanding at April 30, 2016 had a range of option values of $0.35 to $1.61 and a weighted average remaining contractual life of approximately 2 ½ years.

The intrinsic value of stock options exercised during the year was $35,014. The proceeds received from exercise of stock options of $585,175 were remitted to the parent company. The Company provided loans of $387,617 to staff in order to convert stock options in the parent company.

CAMPBELL LUTYENS & CO. INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

11. RETROSPECTIVE APPLICATION OF A CHANGE IN ACCOUNTING POLICY

The effect of the change in accounting policy with respect to accounting for contractual remuneration payments to certain employees to treat as deferred compensation is summarized below:

Statement of Financial Condition as at April 30 2016	**As per old accounting policy $**	**As per new accounting policy $**	**Effect of change $**
Cash	3,804,675	3,804,675	-
Restricted cash	228,898	228,898	-
Affiliate fees receivable	6,478,619	-	(6,478,619)
Deferred income taxes	2,620,195	1,367,051	(1,253,144)
Prepaid taxes	151,670	151,670	-
Other assets	608,983	608,983	-
Property and equipment net	273,260	273,260	-
Total Assets	**14,166,300**	**6,434,537**	**(7,731,763)**
Liabilities and Stockholder's Equity			
Current income taxes payable	1,464,413	-	(1,464,413)
Affiliate fee payable	-	161,273	161,273
Accrued bonus payable / deferred compensation arrangements	7,722,357	1,686,092	(6,036,265)
Accrued expenses and other	465,071	465,071	-
Total Liabilities	**9,651,841**	**2,312,436**	**(7,339,405)**
Subordinated Loan	**1,000,000**	**1,000,000**	-
Stockholder's Equity			
Common stock	20,000	20,000	-
Additional paid in capital	1,615,516	1,615,516	-
Retained earnings	1,878,943	1,486,585	(392,358)
	3,514,459	**3,122,101**	**(392,358)**
Total liabilities, subordinated loan and stockholder's equity	**14,166,300**	**6,434,537**	**(7,731,763)**

As a result of the accounting change, retained earnings as of May 1, 2015 decreased from $1,694,915 as per the old accounting policy to $1,481,982 as per the new accounting policy.

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 29, 2016, which is the date the financial Statements were available to be issued.



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

To the Management of Campbell Lutyens & Co., Inc.

In planning and performing our audit of the financial statements of Campbell Lutyens & Co., Inc. as of and for the year ended April 30, 2016, we considered the company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the audit, we noted that the Company did not calculate the value of the stock options granted. As a result, there was an audit adjustment made to record the amount.

This letter is intended solely for the information and use of management, and others within the Campbell Lutyens & Co., Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

June 28, 2016

Campbell Lutyens & Co. Inc.
(S.E.C. I.D. No. 8-66720)

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2016

* * * * * * *

CAMPBELL LUTYENS & CO. INC.

REPORT INDEX

APRIL 30, 2016